Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

PROPOSED AMENDMENT TO ARTICLES OF ASSOCIATION

AND

PROPOSED CHANGE OF DIRECTORS

Proposed Amendment

The Board proposes to make amendments to the Articles of Association to further clarify the profit distribution matters of the Company. The Proposed Amendment is subject to the approval of the shareholders of the Company by way of a special resolution at the EGM.

Proposed Change of Directors

The Board also announces that it received a letter of resignation from Mr. Chen Zhen You on 6 Decmeber 2012 in respect of his directorship with the Company with effect from the same date. According to the recommendation of CSAHC, the Board proposes to nominate Ms. Yang Li Hua as the non-executive Director and Mr. Li Shao Bin as the executive Director of the Sixth Session of the Board and submit such proposals to the EGM for approval.

A circular, containing details of the Proposed Amendment and the Proposed Appointment, will be issued by the Company, no later than 7 December 2012.

PROPOSED AMENDMENT

The board (the “Board”) of directors (the “Directors”) of China Southern Airlines Company Limited (the “Company”) proposes to make amendments to the articles of association of the Company (the “Articles of Association”) to further clarify the profit distribution matters of the Company in accordance with the requirements under the Circular on Further Settling the Issues Concerning the Payment of Cash Dividends by Listed Companies issued by the China Securities Regulatory Commission (the “CSRC”) (the “Proposed Amendment”).

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The details of Proposed Amendment are set out as follows:

Article 258

Original: “The financial statements of the Company shall, in addition to being prepared in accordance with the PRC accounting standards and regulations, be prepared in accordance with either international accounting standards, or that of the place outside the PRC where the Company’s shares are listed. If there is any material difference between the financial statements prepared respectively in accordance with the two accounting standards, such difference shall be stated in the financial statements. When the Company is to distribute its after-tax profits, the lower of the after-tax profits as shown in the two financial statements shall be adopted.”

To be amended as: “The financial statements of the Company shall, in addition to being prepared in accordance with the PRC accounting standards and regulations, be prepared in accordance with either international accounting standards, or that of the place outside the PRC where the Company’s shares are listed. If there is any material difference between the financial statements prepared respectively in accordance with the two accounting standards, such difference shall be stated in the financial statements. When the Company is to distribute its after-tax profits, the lower of the after-tax profits as shown in the two financial statements shall be adopted. According to the relevant laws and regulations, profit distribution by the Company shall be based on the distributable profit of its parent company (non-consolidated statements).”

Article 267

Original: “The Company may distribute dividends in the following manners: (1) cash; (2) shares.”

To be amended as: “(I) Procedures for decision-making on profit distribution by the Company: After the end of each accounting year, the board of directors shall propose a profit distribution plan and the independent directors shall express their independent opinions thereon. After which the profit distribution plan shall be proposed to the general meeting for voting. Implementation of the profit distribution plan shall be subject to completion of administrative and approval procedures (if required).

(II) If the Company records a profit for the reporting period and the balance of unallocated profit is positive but no cash dividends plan has been proposed, the Company shall provide an internet voting platform for shareholders.

(III) The supervisory committee of the Company shall monitor the execution of profit distribution policy and the planning and decision-making procedures for shareholder return carried out by the board of directors and the management. In formulating the profit distribution policy of the Company, the opinions and requests of the shareholders, especially those of the minority shareholders, shall be extensively consulted, and the concerns of minority shareholders shall be addressed in a timely manner.

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(IV) The Company shall disclose in details its formulation and implementation of cash dividends policy in its regular published reports; should there be any adjustment or change to the cash dividends policy, detailed descriptions shall be provided on the regulatory compliance regarding the conditions and procedures for such adjustment or change. If the Company records a profit for the year and the balance of unallocated profit is positive but no cash dividends plan has been proposed, the Company shall, in its annual report, describe in details the reason for not proposing a cash dividends, as well as the purpose and usage plan for cash retained in the Company that is not distributed as cash dividends.

(V) In the event that the profit distribution policy needs to be adjusted by reason of promulgation of new requirements on the profit distribution policy of listed companies by PRC laws and regulations and securities regulatory authorities, or due to significant changes of external operating environment or operating condition of the Company, for the purpose of protecting the interests of the shareholders, the directors of the Company shall carefully examine and describe the reasons for such adjustment and strictly follow the decision-making procedures. In the event of amendments to the profit distribution policy of the Company, the board of directors shall consider the revised plan and the independent directors shall express their independent opinions thereon. Such amendments shall be disclosed to the public upon consideration and approval at the general meeting by more than two-thirds of the shareholders present at the meeting.”

Article 268

Original: “For distribution of dividend by way of cash, the accumulated payment of dividend by way of cash for the last three years may not be less than 30% of the Company’s average distributable profit for the last three years.

Where the Company made a payment of dividend satisfied by an allotment of new shares or completed conversion of capital common reserve fund into capital, the Company may elect not to distribute dividend by way of cash in the same year, and that year is not counted in the three years stated earlier in this Article.”

To be amended as: “The Company adopts the following profit distribution policy:

(I) Principles of profit distribution by the Company: Provided that the long-term and sustainable development of the Company are ensured, the profit distribution policy of the Company should pay close attention to ensuring a reasonable return of investment to investors and establishing a firm intention of rewarding the shareholders, and such profit distribution policy should maintain its continuity and stability.

(II) Ways of profit distribution by the Company: The Company may distribute dividends by way of cash, a combination of cash and shares or in other reasonable manners in compliance with laws and regulations.

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(III) Conditions and proportion of distribution of cash dividends by the Company: Conditional upon the Company being profitable for the year and after allocation to the statutory common reserve fund and discretionary common reserve fund as required, and there are no exceptional matters including material investment plans or material cash outflows (material investment plans or material cash outflows refer to proposed external investments, acquisition of assets or purchase of equipment in the coming 12 months that in aggregate constitute expenditure exceeding 30% of the net assets of the Company as shown in the latest audited consolidated statements) and there has not incurred any material losses (losses in the amount exceeding 10% of the net assets of the Company as shown in the latest audited consolidated statements), the Company shall distribute cash dividends out of profit in an amount not less than 10% of the distributable profit for the year (i.e. profit realized for the year after making up for losses and allocation to reserve fund). The accumulated payment of dividend by way of cash for the last three years may not be less than 30% of the Company’s average distributable profit for the last three years. The accumulated payment of dividend by way of cash for the coming three years may not be less than 30% of the Company’s average distributable profit for such three years.

(IV) Intervals for profit distribution by the Company: Provided that the conditions of profit distribution are met and the Company’s normal operation and sustainable development are ensured, the Company shall in principle distribute profit on an annual basis, and interim profit may also be distributed based on the profitability and capital requirement conditions of the Company.

(V) Conditions of profit distribution by way of share dividends: Provided that the minimum proportion of distribution of cash dividends is met and reasonable scale of share capital and shareholding structure of the Company are ensured, and with particular attention paid on keeping the steps of capital expansion in pace with the growth in operation results, if there are special circumstances which prevent distribution by way of cash, the Company may consider distributing profit by way of share dividends as a return to investors after consideration of its profitability and cash flow position and performance of the procedures required by the Articles. Where the Company made a payment of dividend satisfied by an allotment of new shares or completed conversion of capital common reserve fund into capital, the Company may elect not to distribute dividend by way of cash in the same year, and that year is not counted in the three years as stated above in this Article.”

It is proposed that the general meeting shall authorize the Board to make appropriate amendments to the Articles of Association whenever necessary in the process of submitting the same for approval, as required from time to time by the relevant regulatory authorities, administration of industrial and commercial registration as well as the stock exchange.

The Proposed Amendment is subject to the approval of the shareholders of the Company by way of a special resolution at the extraordinary general meeting of the Company (the “EGM”) to be held on 24 January 2013 and will become effective after registration with the relevant government authorities in the PRC.

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PROPOSED CHANGE OF DIRECTORS

Resignation of Executive Director

The Board announces that it received a letter of resignation from Mr. Chen Zhen You on 6 December 2012 in respect of his directorship with the Company with effect from the same date due to retirement. Mr. Chen confirms that he has no disagreement in any respect with the Board and there is no matter relating to his resignation that should be brought to the attention of the holders of securities of the Company.

As Mr. Chen ceased to be an executive Director of the Company on 6 December 2012, the Board now comprises ten members, which complies with the relevant PRC laws and regulations.

The Board would like to express its sincere appreciation to Mr. Chen for his contribution to the Company’s development in the past years.

Proposed Appointment of Executive Director and Non-executive Director

According to the recommendation of China Southern Air Holding Company (the “CSAHC”) , the Board proposed to nominate Ms. Yang Li Hua as the non-executive Director and Mr. Li Shao Bin as the executive Director of the Sixth Session of the Board (the “Proposed Appointment”) and submit such proposals to the EGM for approval. According to the Articles of Association and the applicable listing rules, the above proposals shall be submitted to the forthcoming general meeting for approval.

The biographical details of Ms. Yang Li Hua and Mr. Li Shao Bin are as follows:

Ms. Yang Li Hua, aged 57, graduated with a master degree from the Party School of the Central Committee of CPC majoring in economics and management and is a senior expert of political science. Ms. Yang started her career in 1973, and served as the Captain of the in-flight service team, manager of in-flight service division and Vice-Captain of the Chief Flight Team of Air China International Corporation. Subsequently, she was appointed as the General Manager of the passenger cabin service division of Air China International Corporation in September 2000; the Vice President of Air China International Corporation in October 2002; the Vice President of Air China Limited in September 2004; and Executive Vice President of CSAHC in May 2009. From July 2010 to August 2012, Ms. Yang also acted as the President of the Labour Union of CSAHC. Currently, Ms. Yang is also the Chairman of Southern Airlines Culture and Media Co., Ltd., which is 40% owned by the Company and 60% owned by CASHC.

Mr. Li Shao Bin, aged 47, graduated with a bachelor degree from the Party School of the Central Committee of CPC majoring in economics and management and is an expert of political science. Mr. Li started his career in 1984, and served as the Deputy Head of Promotion Department of the Company; the Director of Political Department of Guangzhou Flight Operations Division of the Company; and the Director of Political Department and Vice Party Secretary of Guangzhou Flight Operations Division of the Company. Subsequently, he was appointed as Party Secretary of Guangzhou Flight Operations Division of the Company in May 2004. From March 2006 to August 2012, Mr. Li acted as the Party Secretary and Deputy General Manager of Guangzhou Flight Operations Division of the Company. Since August 2012, Mr. Li has been appointed as the Chairman of the Labour Union of the Company.

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As at the date of this announcement, saved as disclosed, none of the above director candidates has held any directorships in other publicly listed companies in the last three years. If Ms. Yang is appointed as a non-executive Director and Mr. Li is appointed as an executive Director, each of them will enter into a service contract with the Company and shall hold their office until the expiry of the term of the Sixth Session of the Board. Pursuant to the “Administrative Measures on Directors’ Remuneration of China Southern Airlines Company Limited”, Ms. Yang will not receive remuneration from the Company and shall be paid and be subject to performance evaluation by CSAHC; the annual basic emolument of Mr. Li is determined with reference to the responsibilities, risk and contributions of his position, i.e. RMB199,000 for an executive Director. Further details of the emolument for Directors have been disclosed in the circular of the Company dated 14 May 2009.

As at the date of this announcement, save as disclosed, none of the above director candidates had any relationship with any Directors, supervisors, senior management, substantial or controlling shareholders of the Company; and none of the above director candidates had any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

There is no other matter relating to the Proposed Appointment that needs to be brought to the attention of the shareholders of the Company, nor is there any other information to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) to (v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

GENERAL

A circular, containing details of the Proposed Amendment and the Proposed Appointment, will be issued by the Company no later than 7 December 2012.

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People’s Republic of China

6 December 2012

As at the date of this announcement, the Directors include Si Xian Min, Wang Quan Hua and Yuan Xin An as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Xu Jie Bo as executive Directors; and Gong Hua Zhang, Wei Jin Cai, Ning Xiang Dong and Liu Chang Le as independent non-executive Directors.

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